

03 JUN 13 AM 7:21

File No. 82-5089

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549


03022885

SUPPL

Your reference File No. 82-5089
Our reference AC/ih
Date June 16, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Dear Sirs

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services Group sells Threadneedle to American Express" dated June 16, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

Enclosure

dlw 6/24

News Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services Group sells Threadneedle to American Express

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, June 16, 2003 - Zurich Financial Services Group (Zurich) and American Express Company (American Express) have signed a definitive agreement for the sale of 100% of the ordinary share capital of Threadneedle Asset Management Holdings Ltd (Threadneedle) to American Express Financial Corporation. The transaction value of approximately GBP 340 million (USD 570 million) will be paid in cash on completion. The deal is expected to close in the last quarter of the year, subject to approval by regulatory and competition authorities.

Under the terms of the agreements, Threadneedle will continue to manage certain assets for Zurich Financial Services U.K. for an initial term of up to eight years, subject to standard performance criteria. Furthermore, Threadneedle will maintain its distinctive investment process and brand name.

Zurich and American Express have also agreed that Threadneedle will maintain its close working relationship with Zurich's U.K. distribution network, distributing its investment products through both the Zurich Advice Network, one of the largest networks of tied financial advisors in the UK, and the Zurich Independent Financial Advisors Group.

James J. Schiro, Chief Executive Officer of Zurich Financial Services, said, "The sale of Threadneedle marks yet another step in the implementation of our strategy to re-focus on our core businesses. Moreover our collaboration with American Express ensures that Zurich's customers in the UK will continue to benefit from Threadneedle's strong investment performance on

ZURICH
FINANCIAL SERVICES

attractive terms and our UK distribution network will continue to enjoy the same access to Threadneedle's investment products and services as it does today."

Headquartered in London, Threadneedle was created in 1994 through the merger of the investment management functions of Allied Dunbar and Eagle Star. It became a part of the Zurich Group in 1998, following Zurich's merger with the B.A.T Industries' financial services business (BAFS). In 1997 Threadneedle launched its first investment fund. Since then, it has grown rapidly to become a major force in retail investment in the UK and in Continental Europe, while also building up a reputation in the institutional market and in alternative investments. As of March 31, 2003, Threadneedle had over GBP 44 billion (USD 75 billion) in assets under management.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs about 68,000 people.

For further information please contact:

Zurich Financial Services
Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
Investor Relations
Phone +41 (0)1 625 22 99, Fax +41 (0)1 625 36 18

http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN